PREFERRED UNITS SUBSCRIPTION AGREEMENT

1. <u>Background.</u>

The undersigned (the "Subscriber") understands that DAST Consulting Services LLC, an Indiana limited liability company (the "Company"), is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Wefunder crowdfunding portal's (the "Portal") website, as the same may be amended from time to time (the "Form C") and the Offering Statement, which is included therein (the "Offering Statement").

The Company is offering to both accredited and nonaccredited investors up to 5,000,000 Preferred Units, $0.00001 par value per Unit (each a 'Unit' and, collectively, the 'Units' or 'Securities') at a purchase price of $0.20 per Unit.

The minimum amount or target amount to be raised in the Offering is $50,000.00 (the 'Target Offering Amount') and the maximum amount to be raised in the Offering is $1,000,000.00 (the 'Maximum Offering Amount'). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Units on a basis to be determined by the Company's management. The Company is offering the Units to prospective investors through the Portal. The Portal is registered with the Securities and Exchange Commission (the "SEC") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7.9% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

2. <u>Subscription.</u>

   2.1   <u>Terms.</u>

   Subject to the terms of this Subscription Agreement (the "Agreement") and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Units equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Unit in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "Offering Deadline").

   2.2   <u>Acceptance.</u>

   It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. Notwithstanding anything in this Agreement to the contrary, the Company shall have no obligation to issue any of the Securities to any person who is a resident of a jurisdiction in which the issuance of Securities to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

2.3 Payment.

Payment for the Securities shall be received by the Company from the undersigned by wire transfer of immediately available funds or other means approved by the Company at or prior to the Closing, for the aggregate Purchase Price for the number of Units such Subscriber is purchasing.

3. Closing.

3.1 Closing.

Subject to Section 3.2, the closing of the sale and purchase of the Units pursuant to this Agreement (the "Closing") shall take place through the Portal within five (5) Business Days after the Offering Deadline (the "Closing Date").

3.2 Closing Conditions.

The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Units in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Units having an aggregate investment amount of at least the Target Offering Amount;

(iii) the Company shall file the Amended and Restated Operating Agreement with the Secretary of State of the State of Indiana; and

(iv) the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 4 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. Acknowledgments.

The Subscriber acknowledges that:

4.1.   <u>Business Plan and Projections</u>. The Subscriber has been provided with an overview of the Company's business plans and projections, either orally or in writing, as presented to Subscriber by the Company's Managers.

4.2.   <u>Operating Agreement</u>. The Subscriber has received, reviewed, and agrees to the terms and conditions of the Company's Operating Agreement (also referred to as "Operating Agreement" herein, attached to the Form C).

4.3.   <u>Risk Factors</u>. The Subscriber has received and reviewed certain Risk Factor disclosures (the "Risk Factors"), provided by the Company (attached to the Form C).

4.4.   <u>Capitalization of the Company</u>. 48,000,000 Units are issued and outstanding apart from this Offering of 5,000,000 Units. In the event of the full issuance of the 5,000,000 Units offered herein, the Subscribers of those Units will hold 9.43% of the issued and outstanding Units of the Company.

4.5.   <u>Foreign Investors</u>. If the Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. The Subscriber's subscription and payment for and continued beneficial ownership of the Units will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

4.6.   <u>Opportunity to Ask Questions and Review Documents</u>. Subscriber acknowledges that Subscriber has been furnished and has reviewed the Operating Agreement of the Company and agrees to become bound to the Operating Agreement. Subscriber acknowledges that all instruments, documents, records, books, and financial information pertaining to this investment have been made available for inspection by Subscriber and Subscriber's professional advisors and that the books and records of the Company will be available upon reasonable notice for inspection by Subscriber during reasonable business hours at the Company's principal place of business. The Subscriber has had the opportunity to ask questions of the Managers or other authorized representatives of the Company, and to the extent the Subscriber utilized such opportunity, the Subscriber received satisfactory answers concerning the Company, its operations and prospects, and the purchase of the Units. There is available to Subscriber, by contacting a Manager of the Company, the opportunity to obtain any additional information which the Company possesses or can obtain without unreasonable effort or expense that is necessary to verify information received by the Subscriber.

5.   <u>Subscriber Representations.</u>

The Subscriber hereby represents, warrants and covenants as follows:

5.1. Speculative Investment.

The Subscriber acknowledges that the Units represent a speculative investment that involves a high degree of risk of loss and substantial restrictions on the transferability of the Units. The Subscriber has sufficient resources to provide for the Subscriber's current needs and contingencies, has no need for liquidity in this investment for an indefinite period of time, can afford to sustain a complete loss with respect to the purchase of the Units, and (if an individual) is 21 years of age or over.

5.2. Evaluation of Investment.

By reason of the Subscriber's knowledge and experience in financial and business matters, the Subscriber believes itself capable of evaluating the merits and risks of this investment. In making this investment, the Subscriber has relied solely on the Subscriber's independent investigation and its own tax and legal advisors.

5.3. Investment Purpose.

The Subscriber is acquiring the Units solely for the Subscriber's own account, for investment, and not with a view to the distribution or resale thereof.

5.4. Non-Voting Interest in Closely-Held Company.

The Subscriber understands and acknowledges that it is acquiring a non-voting interest in a closely-held company, and will, therefore, not be in a position to exercise voting control over the business and affairs of the Company. Subscriber understands that those who control the Company elect its Managers and officers and may, among other actions, adopt provisions restricting or governing the Company's operation, and may approve the issuance of additional Units which will dilute Subscriber's ownership interest in the Company.

5.5. No Other Representations.

No representations or warranties have been made to the Subscriber with regard to the Company, its proposed business or operations, the Units, or any other matter other than those contained herein.

5.6. Confidentiality.

The Subscriber will maintain the confidentiality of any confidential financial statements, projections and business plans and any other information disclosed to Subscriber by the Company.

5.7. Risk of Loss.

The Subscriber is aware that the Company has a limited financial and operating history;

that in its initial years, the Company expects to experience substantial losses; that there is no assurance that the Company will be operated profitably; and that investment in the Company's Units is speculative and involves a high degree of risk of loss of the entire investment. Subscriber has reviewed, understands, and accepts the risks described in the Risk Factors.

The foregoing representations and warranties are true and accurate as of the date hereof, shall be true and accurate as of the date of delivery of this Agreement, and shall survive delivery.

6. <u>Company Representations.</u> The undersigned understands that upon issuance of to the undersigned of any Units, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

    5.1 <u>Corporate Power</u>. The Company has been duly formed as a limited liability company under the laws of the State of Indiana and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Units to the undersigned pursuant to this Agreement.

    5.2 <u>Enforceability</u>. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

    5.3 <u>Valid Issuance</u>. The Units, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Operating Agreement of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

    5.4 <u>No Conflict</u>. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Units will not result in any violation of, or conflict with, or constitute a default under, the Company's Operating Agreement, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

7. <u>Reliance.</u>

    The Subscriber acknowledges that the Company is relying on the information and representations in this Agreement. The Subscriber affirms that all of the Subscriber's answers herein are accurate and complete and may be relied upon by the Company in determining the availability of an exemption from registration for the offer and sale of securities of the Company.

8. Indemnification.

The Subscriber acknowledges that he or she understands the meaning and legal consequences of the representations and warranties contained in this Agreement, and hereby agrees to indemnify and hold harmless the Company, its Managers, and its executive officers and directors from and against any and all loss, damage, costs, liability or expense due to or arising out of a breach of any representation or warranty of the Subscriber contained herein.

9. Restrictions on Transfer.

The Subscriber understands and acknowledges that there is no public market for the Units, that the Units have not been registered under the Securities Act, the securities laws of Indiana, or the securities laws of any other state, and that the Company has no obligation, either to the Subscriber or to any other person or entity, or current intention to register the Units, and accordingly, that the Units must be held indefinitely unless they are subsequently registered under said Act and applicable states securities laws or unless, in the opinion of counsel for the Company, a sale or transfer may be made without registration thereunder. The Subscriber understands and acknowledges that the Operating Agreement contains additional restrictions on the transferability of the Units, and that Subscriber must sign the Operating Agreement to purchase Units. The Subscriber agrees that any certificate evidencing the Units (if one is ever issued) may bear a legend restricting the transfer of any of the Units in a manner generally consistent with the foregoing.

10. No Agency Recommendation.

The Subscriber understands that no federal or state agency has recommended or endorsed the purchase of the Units or passed on the adequacy of the information delivered to the Subscriber.

11. Other Financings.

The Subscriber understands that the Company may consider other financings of its operations which may include sales of the Company's securities, including Units, on the same or different terms than provided herein, including higher or lower prices per security than paid by the Subscriber.

12. General.

This Agreement shall be governed by the laws of Indiana, contains the sole and entire understanding of the parties with respect to its subject matter and all prior negotiations, discussions, commitments and understandings previously had between the parties with respect thereto are merged herein. This Agreement cannot be changed or terminated or any performance or condition waived in whole or in part except by a writing signed by the Company and the holders of a majority of the Units issued pursuant to this Offering. The waiver of any breach of any term or condition of this Agreement shall not be deemed to constitute the waiver of any other breach of the same or any other term or condition.

13. <u>No Right of Continued Employment.</u>

If Subscriber is or becomes an employee of the Company, neither this Agreement nor Subscriber's investment hereunder shall create any right to continued employment with the Company, unless otherwise agreed in writing, Subscriber's employment will be terminable at the will of the Company.

THE BUSINESS PLANS AND THE FINANCIAL PROJECTIONS, WHETHER CONVEYED ORALLY OR IN WRITING, CONTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE COMPANY'S ACTUAL RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHER THINGS, THOSE LISTED UNDER "RISK FACTORS" AND ELSEWHERE IN THIS AGREEMENT. IN SOME CASES, FORWARD-LOOKING STATEMENTS CAN BE INDICATED BY TERMINOLOGY SUCH AS "MAY," "WILL," "SHOULD," "COULD," "EXPECTS," "PLANS," "ANTICIPATES," "BELIEVES," "ESTIMATES," "PREDICTS," "POTENTIAL," OR "CONTINUE" OR THE NEGATIVE OF SUCH TERMS OR OTHER COMPARABLE TERMINOLOGY. ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN THE FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CANNOT GUARANTEE FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. MOREOVER, NEITHER THE COMPANY NOR ANY OTHER PERSON HAS ASSUMED RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF SUCH STATEMENTS. THE COMPANY IS UNDER NO DUTY TO UPDATE ANY OF THE FORWARD-LOOKING STATEMENTS AFTER THE DATE OF THIS AGREEMENT.

[*signature page follows*]

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]__.

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

DAST Consulting Services LLC
_____

Founder Signature
_____

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]
_____

Investor Signature

By: _____

By:_____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited